Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No: 333-166225
July 6, 2010

Customers Bank hopes to have an IPO this year; new funding will assist with MBA plans, CEO says.*

Customers Bank, the Phoenixville, Pennsylvania-based commercial and retail bank, expects to go public by the end of this year, said CEO Jay Sidhu.

“We filed our final amendments to our S1 about two  weeks ago, so we hope to have the IPO by the end of the year,” said Sidhu who was formerly chairman of Sovereign Bancorp. “We are thinking that after the summer, when the markets are likely to settle down, could be the right time.” he added.  Customers Bank, which now has assets of more than USD 1.6bn, was founded in 2009 when Sidhu acquired a controlling stake in New Century Bank which then had about USD 250m in assets.

Customers Bank has been working with investment banks Macquarie Capital and Keefe, Bruyette & Woods, and will likely work with these banks on the IPO, Sidhu said, noting that he has worked with John Duffy, Chairman of Keefe, Bruyette, for many years.

“We don’t need to raise capital but we are going public to have “public currency” and to execute our M&A plans,” Sidhu said.  Acquisitions are a major part of Customers’ growth strategy, and the company is very interested in banks in the Mid-Atlantic region including New York, New Jersey, Pennsylvania, Maryland, and Northern Virginia.

It would be tough for Customers to make an acquisition over USD 2bn, so acquisition targets are most likely to be in the hundreds of millions, said Warren Taylor, President of Community Banking at Customers Bank.

Customers has acquired two FDIC banks and will consider other FDIC deals, but would now prefer “open bank deals” with banks that are not “very distressed,” Sidhu said.  The company would like to provide a 15% average compound return for its shareholders so any acquisition target needs to be evaluated based on this metric.

Customers Bank acquired Port Chester, New York-based USA Bank and Cherry Hill, New Jersey-based ISN Bank in 2010.  Customers Bank is also close to completing the deal to acquire Reading, Pennsylvania-based Berkshire Bank, which has about USD 150m in assets and 5 branches.  Customers currently has 11 branches including five de novo branches.

The company’s growth strategy is to focus on excellent customer service and be “high tech and high touch banking,” Taylor said.  This week, the company announced its new policy that its customers can use any ATM in the US without incurring any fees.  This “customer-focused” strategy is proving to be very successful, Taylor added and he noted that Customers was just ranked fourth in the US out of 3,077 banks (with USD 100m to USD 3bn in assets) in the ABA Banking Journal’s performance rankings while in 2009 it ranked near the bottom of #3002.

By Ilene Friedland in Boston

About Customers Bank
Customers Bank (the “Bank”) is a state-chartered, full-service bank headquartered in Phoenixville, Pennsylvania.  The Bank is a member of the Federal Reserve System and is insured by the Federal Deposit Insurance Corporation (FDIC).  With assets of more than $1.6 billion, the Bank provides a full range of banking services to small and medium-sized businesses, professionals, individuals and families through branch locations in Pennsylvania, New York and New Jersey.

The Bank has filed a registration statement on Form S-1 (File no. 333-166225) with the U.S. Securities and Exchange Commission (“SEC”) which includes a prospectus for the offer and sale of securities of a potential bank holding company (the “Holding Company”) to shareholders of the Bank in connection with a proposed reorganization of the Bank to a bank holding company structure and a proposed merger of Berkshire Bancorp, Inc. (“Berkshire”) with an into the Holding Company (collectively, the “proposed transaction”).  The combined prospectus and proxy statement, together with other documents filed by the Holding Company with the SEC, will contain important information about the Bank, the Holding Company and the proposed transaction.  We urge investors, Bank shareholders and Berkshire shareholders to read carefully the combined prospectus and proxy statement and other documents filed with the SEC, including any amendments or supplements also filed with the SEC.  Bank and Berkshire shareholders in particular should read the combined prospectus and proxy statement carefully before making a decision concerning the proposed transaction. Investors and shareholders may obtain a free copy of the combined prospectus and proxy statement at the SEC's website at http://www.sec.gov.  Copies of the combined prospectus and proxy statement can also be obtained free of charge by directing a request to Customers Bank, Corporate Secretary, 99 Bridge Street, Phoenixville, PA 19460, or calling (484) 923-2164.

The Bank, the Holding Company and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from shareholders in connection with the proposed transaction.  Information concerning the interests of directors and executive officers is set forth in the combined prospectus and proxy statement relating to the proposed transaction.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended.

“Safe Harbor” Statement
In addition to historical information, this information may contain “forward-looking statements” which are made in good faith by the Bank, pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include statements with respect to the Bank’s strategies, goals, beliefs, expectations, estimates, intentions, financial condition, results of operations, future performance and business.  Statements preceded by, followed by or that include the words “may,” “could,” “should,” “pro forma,” “looking forward,” “would,”  “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” or similar expressions generally indicate a forward-looking statement.  These forward-looking statements involve risks and uncertainties that are subject to change based on various important factors (some of which, in whole or in part, are beyond the Bank’s control).  Numerous competitive, economic, regulatory, legal and technological factors, among others, could cause the Bank’s financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements.  The Bank cautions that the foregoing factors are not exclusive, and neither such factors nor any such forward-looking statement takes into account the impact that any future acquisition may have on the Bank and any such forward-looking statement.  The Bank does not undertake to update any forward-looking statement whether written or oral, that may be made from time to time by or on behalf of the Bank.

* First Published by www.mergermarket.com on June 30, 2011 at www.mergermarket.com